Getty Images Holdings, Inc.

605 5th Ave S., Suite 400

Seattle, Washington 98104

December 21, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

ATTN: Robert Shapiro

Doug Jones

Re:	Getty Images Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for Fiscal Quarter Ended June 30, 2023
File No. 001-41453

Dear Mr. Shapiro and Mr. Jones:

We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Getty Images Holdings, Inc. (the “Company” or “Getty”) received by email dated December 13, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Form 10-Q).

In this letter, we have recited the comments from the Staff in bold type and have followed the comment with the Company’s response. Page references herein correspond to the page of the Form 10-K and Form 10-Q, as applicable. References to “we”, “our”, or “us” mean the Company.

Form 10-K for Fiscal Year Ended December 31, 2022

Liquidity and Capital Resources

Cash Flows, page 56

1.	Please provide an analysis of why the reported amount of operating cash flows materially changed from period to period for annual and interim periods. Refer to Item 303 of Regulation S-K. Your current discussion appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flows was derived for each period. Your discussion also refers to noncash items that do not impact cash. Note references to results and working capital items may not provide a sufficient basis to understand how the amount of operating cash actually was affected between periods. Your analysis should discuss all material factors that actually affected the reported amount of operating cash and reasons for material changes between periods underlying these factors. Refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for further guidance.

Securities and Exchange Commission

December 21, 2023

The Company respectfully acknowledges the Staff’s comment and, in future filings, will provide additional analysis regarding the material factors that actually affected the reported amount of operating cash and the reasons for material changes between periods underlying these factors. The following represents an illustrative example of the presentation and discussion that the Company plans to include in future filings, using the fiscal years ended December 31, 2022 and 2021 provided in the Form 10-K:

Cash provided by operating activities was $163.1 million for the year ended December 31, 2022, as compared to cash provided by operating activities of $188.9 million for the year ended December 31, 2021. The primary driver of our decrease in cash provided by operating activities of $25.8 million was changes in working capital, which increased cash flows from operating activities by $2.4 million in 2022 as compared to increased cash flows from operating activities of $31.3 million in 2021. Within working capital, the primary components of the difference between periods are reduced cash flows from changes in the timing of payments of accrued expenses and changes in deferred revenue, partially offset by increased cash flows from the change in timing of collections related to accounts receivable and timing of the payments for accounts payable. The largest of these categories is accrued expenses, with the primary driver of the change between periods being accrued bonus. The Company’s annual bonus for 2021 (paid in 2022) was significantly larger than the 2020 bonus (paid in 2021).

Notes to Consolidated Financial Statements

Note 14. Revenue, page F-28

2.	Please tell us your consideration of disclosing disaggregated revenue by product offering as disclosed on page 5. We note that your content type, key customers, and go-to-market approach differ between the Getty Images, iStock, and Unsplash product offerings. Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

The Company acknowledges the Staff’s comment, and respectfully submits that it has considered the guidance in ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91 with respect to disaggregated revenue disclosures in its public filings. Under the guidance, we note that disaggregated revenue disclosures are required if the nature, amount, timing, and uncertainty of revenue and cash flows are impacted by different economic factors. Further, we note that ASC 606-10-55-89 provides that the extent to which the disaggregated revenue information is provided, depends on facts and circumstances pertaining to the underlying contracts with customers.

Securities and Exchange Commission

December 21, 2023

As disclosed in the Form 10-K under Executive Summary of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 1 to the Consolidated Financial Statements, our revenue is principally derived from licensing content (images, video footage and music) to our customers. While we go to market through our Getty Images, iStock, and Unsplash brands, we categorize our content and services into three product categories — Creative, Editorial and Other. We believe these are the most appropriate categories for disaggregation of revenue. When selecting the type of category to use to disaggregate revenue, we considered how information about the Company’s revenue has been presented for other purposes, including disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations). The Company acknowledges that it has provided certain general information regarding content type, key customers, and go-to-market approach across our brands. However, we view this information as helpful for illustrative purposes to provide investors with an understanding that our visual content offerings are designed to address the full spectrum of customers’ needs, and to illustrate that the Company is not concentrated by content type, key customers, or go-to-market approach. These references are not meant to imply that there are different economic factors that would impact the nature, amount, timing and uncertainty of revenue and cash flows.

Further, the Company’s payment and credit terms do not vary by brand, and the contracts with customers generally contain the same terms and conditions with respect to payment and delivery. In addition, based on the nature of our contracts with customers, the timing of revenue recognition is not differentiated across brands. Demand risks for the Company’s content have similar characteristics in that they are impacted by macro-economic factors such as general business and consumer spending and other broad measures of economic activity, not readily distinguishable in a meaningful way across brands.

The Company has thus concluded that it has appropriately disclosed disaggregated revenue, as required under the guidance in ASC 606-10-50-5 and 50-6, because the nature, amount, timing and uncertainty of revenue and cash flows do not vary meaningfully by brand. We regularly evaluate the most appropriate manner to disaggregate our revenues based on changes in our business and will revise our disclosures in the future as appropriate.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Three Months Ended June 30, 2023 and 2022, page 23

3.	In your third quarter earnings call on November 14, 2023, your CFO stated “Creative results reflect pressures in the agency segment, which was double digits year-on-year as well as impact from the Hollywood strike” and that your updated guidance “assumes continued macroeconomic pressures, adverse impacts from the Hollywood strike and pressures on our agency business through Q4.” Please enhance your discussion in your periodic filings for any unusual or infrequent events and/or significant economic changes that have impacted or are reasonably likely to materially impact your revenue and income from operations in future periods. Refer to Item 303(a) and (b)(2)(i) and (ii) of Regulation S-K, the latter as guided by the last sentence of 303(c).

Securities and Exchange Commission

December 21, 2023

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings it will enhance its discussion of any unusual or infrequent events and/or significant economic changes that have impacted or are reasonably likely to materially impact our revenue and income from operations.

Securities and Exchange Commission

December 21, 2023

Should any questions or further comments arise regarding our responses to the Staff’s comments, please contact the undersigned at (646) 613-4614 or P.J. Himelfarb from Weil, Gotshal & Manges LLP at (202) 682-7208.

Sincerely,

/s/ Jennifer Leyden
Name:	Jennifer Leyden
Title:	Chief Financial Officer of Getty Images Holdings, Inc.

cc:	P.J. Himelfarb, Weil, Gotshal & Manges LLP (via e-mail)